Exhibit 99.1

HERCULES APPOINTS PAUL C. RAYMOND
VICE PRESIDENT, HERCULES AND
PRESIDENT, PULP AND PAPER DIVISION

WILMINGTON, DE, JANUARY 17, 2005. . . Hercules Incorporated announced today that Paul C. Raymond will be joining Hercules as Vice President, Hercules Incorporated and President, Pulp and Paper Division effective February 1, 2005. Mr. Raymond will report to Craig A. Rogerson, President and CEO.

In announcing the appointment, Mr. Rogerson said, "Our Pulp and Paper Division will benefit from Paul's fresh perspective and experience. I look forward to his input as a member of my Senior Management Team."

Most recently, Mr. Raymond was Vice President and General Manager of Honeywell Electronic Materials. Prior to Honeywell, he held various management positions with General Electric including General Manager, Technology GE Plastics Japan and Technical Director, Plastics, Lighting and Environmental Science.

Mr. Raymond has more than 15 years of experience in the plastics, chemical and electronic industries gained through assignments in the United States, Europe and Japan. His career has encompassed a range of responsibilities from operations, technology, business development and process engineering to general business management.

Paul holds a Ph.D. in Chemical Engineering from the University of Texas at Austin and an undergraduate degree in Chemical Engineering from Rice University.

Hercules manufactures and markets chemical specialties globally for making a variety of products for home, office and industrial markets. For more information, visit the Hercules website at www.herc.com.

Contact:	John S. Riley	302-594-6025
	Stu Fornoff	302-594-7151